Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class
Holder Account Number
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Form of Proxy – Special Meeting of Shareholders of Cenovus Energy Inc. to be held on December 15, 2020
This form of proxy is solicited by and on behalf of management of Cenovus Energy Inc.
Notes to form of proxy:
1. Every shareholder has the right to appoint a person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). In addition, YOU MUST go to http://www.computershare.com/CenovusEnergy by 1:00 p.m. Calgary time on December 11, 2020 and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a Username via email. This Username will allow your proxyholder to log in to and vote at the Special Meeting. Without a Username your proxyholder will only be able to log in to the Special Meeting as a guest and will not be able to vote.
2. This form of proxy should be read in conjunction with the accompanying documentation provided by management.
3. Mark an “X” in each box to direct your vote. The securities represented by this proxy will be voted as directed by the shareholder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by management.
4. Date and sign where indicated.
5. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.
6. This form of proxy should be signed in the exact manner as the name of the shareholder appears above.
7. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this form of proxy with signing capacity stated.
Proxies must be received by 1:00 p.m. Calgary time on December 11, 2020
VOTE USING THE INTERNET, TELEPHONE OR FAX 24 HOURS A DAY 7 DAYS A WEEK
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To Vote Using the Internet
Go to the following web site:
www.investorvote.com
Smartphone? Scan the QR code to vote now.
To Vote Using the Telephone Call the number listed BELOW from a touch tone telephone.
1-866-732-VOTE (8683) Toll Free
To Vote by Fax Complete, sign and date the reverse hereof.
Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call.
Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.
To Virtually Attend
the Meeting You can attend the meeting virtually by
visiting the URL provided on the back of this proxy.
If you vote by Internet, by telephone or by fax, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by Internet, by mail or by fax are the only methods by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the alternate voting methods outlined above to vote this proxy.
To vote by Internet or by telephone, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER
01NW7B

Appointment of Proxyholder

I/We, being registered holder(s) of common shares of Cenovus Energy Inc. ("Cenovus" or the "Corporation") hereby appoint: Keith A. MacPhail or failing him, Alexander J. Pourbaix **OR**

Enter the name of the person or company you are appointing if this person or company is someone other than Keith A. MacPhail or Alexander J. Pourbaix

Note: If you are appointing a proxyholder other than the Management nominees YOU MUST return your proxy by mail and go to http://www.computershare.com/CenovusEnergy by 1:00 p.m. Calgary time on December 11, 2020, and provide Computershare with the required information for your appointee so that Computershare may provide the appointee with a Username via email. This Username will allow your appointee to log in to and vote at the Special Meeting. Without a Username your appointee will only be able to log in to the Special Meeting as a guest and will not be able to vote.

as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the special meeting of shareholders ("Special Meeting") of Cenovus to be held on Tuesday, December 15, 2020, in a virtual-only format via live audio webcast online at https://web.lumiagm.com/418831959 at 1:00 p.m. Calgary time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

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	For	Against
1. Vote on the Share Issuance Resolution		
To approve, with or without variation, an ordinary resolution, the full text of which is set forth in Appendix C to the accompanying joint management information circular dated November 9, 2020, authorizing and approving the issuance of up to 885,688,982 Cenovus common shares and up to 66,697,799 common share purchase warrants of Cenovus, pursuant to an arrangement under section 193 of the *Business Corporations Act* (Alberta) involving, among others, Husky Energy Inc., and certain consequential amendments to the Amended and Restated Shareholders Rights Plan Agreement dated as of April 25, 2018 between Cenovus and Computershare Investor Services, Inc., as described in the accompanying joint management information circular.	☐	☐

To transact such further and other business as may properly be brought before the Special Meeting or any adjournment(s) or postponement(s) thereof.

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My/our proxyholder has discretionary authority on amendments or variations to the matters set out above and other matters which may properly come before the Special Meeting and I/we ratify all actions my/our proxyholder takes under this proxy at the Special Meeting and at any adjournment or postponement thereof. At the date of the Notice of Special Meeting, management of the Corporation knows of no such amendments, variations or other matters to come before the Special Meeting.

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Special Meeting. **If no voting instructions are indicated above, this proxy will be voted as recommended by management.**

Signature(s)

Date

DD / MM / YY

N V U Q 308112 AR0

01NW8F